EXHIBIT 3

MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

July 22, 2025

PRIVATE AND CONFIDENTIAL
VIA EMAIL

Board of Directors
DallasNews Corporation
c/o the Secretary
P. O. Box 224866
Dallas, TX 75222-4866

Dear Members of the Board of Directors,

On behalf of MNG Enterprises, Inc. and its affiliates (“MNG”, “we”, “us” and “our”), we would like to express our keen interest in acquiring DallasNews Corporation (“DallasNews”) and ensuring the print edition of this local treasure continues to serve its community alongside a robust digital news operation.  The following non-binding offer (this, or our, “Proposal”) to acquire all of the issued and outstanding shares of Common Stock of DallasNews that we do not own reflects the sincerity and intensity of this commitment.

MNG is the largest private newspaper operator in the U.S. and a leader in local, multiplatform news and information, distinguished by our original journalism and high quality, diversified portfolio of local media assets. MNG operates top local daily newspapers across the United States, including The Chicago Tribune, The Denver Post, The New York Daily News, The Mercury News, The Orange County Register, South Florida Sentinel, and The Boston Herald.

MNG is run by a team of experienced newspaper operators with a track record of acquiring organizations and operating them in a sustainable way that ensures the communities we serve have access to the local news and information they need. Our top executives have over 200 years of newspaper industry experience and an average of 34 years each.

Given our team’s robust knowledge of the industry and business, our diligence process will be narrowly tailored and highly efficient. MNG has a track record of completing transactions in an expedited manner, which is enabled by our highly responsive team of professionals and our experience in evaluating and closing many transactions over the past 15 years, including the acquisitions of Tribune Publishing, The San Diego Union Tribune, The Press Democrat, The Orange County Register, The Reading Eagle, and The Boston Herald.

We have been considering a potential transaction with DallasNews for several years, because we are consistently impressed with its commitment to high-quality local journalism supported by operational efficiency that maximizes resources available for the newsroom.  MNG is the logical home for DallasNews because MNG would provide the economies of scale necessary for DallasNews, which will allow it to continue to execute on its objectives. Based on a thorough review of publicly available information and the existing Agreement and Plan of Merger, dated as of July 9, 2025, by and among Hearst Media West, LLC (“Hearst”), DallasNews and the other parties thereto (the “Existing Agreement”), and after significant internal discussions at the highest levels of our organization, we are pleased to provide the details of our Proposal, which we believe constitutes a Superior Proposal as defined in the Existing Agreement, below:

1.
Purchase Price. We propose to acquire all of the issued and outstanding shares of the Common Stock that we do not own for $16.50 per share, in cash. Our Proposal represents a 276%+ premium to the undisturbed closing price of $4.39 per share on July 9, 2025, and an 18%+ premium to Hearst’s proposal of $14.00 per share under the Existing Agreement.

2.
Financing. Our ability to consummate the transaction contemplated by this Proposal is not subject to any financing conditions. MNG has sufficient cash on hand and available under its existing financing agreements to fund this transaction (including all expenses).

3.
Due Diligence. With our team’s deep knowledge of the newspaper industry and extensive experience in acquiring and operating newspaper organizations, we are prepared to move forward to complete our due diligence of DallasNews efficiently and within an expedited timeframe. We have retained Sidley Austin LLP as legal counsel and Moelis & Company, LLC as financial advisers, both of whom have represented us in prior transactions, are able to move quickly, and stand ready to engage with you and DallasNews’ advisers. With proper access to management and diligence materials, we believe we would be able to finalize our due diligence on an accelerated timeframe.

4.
Merger Agreement.  We have reviewed the Existing Agreement and are prepared to negotiate and finalize definitive documentation on substantially the same terms.  Our lawyers at Sidley Austin LLP are available to discuss the Existing Agreement with you and DallasNews’ counsel concurrent with our due diligence.

We understand that DallasNews is currently party to the Existing Agreement and expect that you will consider this Proposal under and in accordance with the terms of the Existing Agreement, including Section 5.3 thereof. Our Proposal delivers a significant premium to DallasNews’ shareholders and offers a very high degree of certainty of closing on substantially the same time frame as under the Existing Agreement. We expect that you will conclude this Proposal is a Superior Proposal (as defined in the Existing Agreement) that represents a compelling opportunity for DallasNews’ shareholders. We stand ready to negotiate a confidentiality agreement with DallasNews in order to further discuss our Proposal. Our Proposal is intended to be and should be interpreted as being consistent with and in compliance with your obligations under the Existing Agreement.

We will be filing the required Schedule 13D to disclose our ownership of approximately 9.9%1 of the issued and outstanding shares of the Series A Common Stock of DallasNews, a level of ownership that demonstrates our commitment to and belief in DallasNews and the value of our Proposal.  Our Schedule 13D will disclose this Proposal in accordance with applicable U.S. securities laws, rules, and regulations. We would prefer to otherwise conduct our discussions directly with you on a confidential basis, as this Proposal is intended solely for your consideration and not for the consideration of DallasNews’ shareholders or any other person or entity. This Proposal is not, and is not intended to be, a solicitation of a proxy or vote with respect to any securities of DallasNews or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of DallasNews or any other securities.

This Proposal is a non-binding expression of interest only and does not constitute an offer capable of acceptance. We reserve the right to withdraw or modify this Proposal at any time. This Proposal (i) does not constitute a legally binding obligation, and, other than any confidentiality agreement that we may enter into in connection with further discussions of our Proposal, there will be no legally binding agreement between us and DallasNews regarding this Proposal or the potential transaction contemplated by this Proposal, unless and until we enter into definitive documentation, (ii) is not intended to provide a basis for detrimental reliance or create any liability, whether arising in tort or at law, and (iii) is subject in all respects to the completion of our due diligence to our satisfaction in our sole discretion and the negotiation and execution of definitive documentation.

We look forward to hearing from you.

Sincerely,

MNG ENTERPRISES, INC.

By: ___/s/ R. Joseph Fuchs________________
Name: R. Joseph Fuchs
Title: Chairman of the Board of Directors

By: ___/s/ Guy Gilmore__________________
Name: Guy Gilmore
Title: Chief Operating Officer

1 Share ownership calculated based on 4,739,025 Shares outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by DallasNews on July 10, 2025.